Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

September 18, 2015

VIA EDGAR

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First American Group Inc. (the “Company”) Preliminary Information Statement on Schedule 14C Filed July 9, 2015 File No. 000-54768

Dear Mr. Spirgel:

We respectfully hereby submit the information in this letter, on behalf of our client, First American Group Inc., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 27, 2015. Amendment No. 2 to the Company’s referenced Preliminary Information Statement on Schedule 14C was filed with the Commission via EDGAR on September 18, 2015.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 2 to the Schedule 14C.

General

1. We note disclosure in Item 5.06 and elsewhere in your report that you believe you exited shell company status as a result of the merger agreement described under Item 1.01. A shell company, as defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended, is a company that has no or nominal operations and either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. We note that you are a developmental stage company with an aspirational business plan and you have not yet begun any operations or generated any revenues as of March 31, 2015. In addition, please refer to comment 7. Accordingly, please provide us with a detailed analysis whereby you determined that you are no longer a shell company as defined under Rule 12b-2. For guidance, refer to SEC Release No. 34-52038.

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Company response: The Company does not believe that it a “shell company” within the meaning of Securities Exchange Commission Rule 12b-2, promulgated pursuant to the Securities Act of 1933, as amended (the “Securities Act”).

Rule 12b-2, in relevant part, states:

. . . Shell company: The term shell company means a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB (§ 229.1101(b) of this chapter), that has:

(1) No or nominal operations; and

(2) Either:

(i) No or nominal assets;

(ii) Assets consisting solely of cash and cash equivalents; or

(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

Note: For purposes of this definition, the determination of a registrant's assets (including cash and cash equivalents) is based solely on the amount of assets that would be reflected on the registrant's balance sheet prepared in accordance with generally accepted accounting principles on the date of that determination.

Rule 12b-2 is written in the conjunctive and not the disjunctive, which therefore requires that both of the conditions of subsection (1) and subsection (2) be met in order for a registrant to be a shell company within the meaning of Rule 12b-2.

The Company has total assets of $2,477,950, of which $445,050 is classified as intellectual property, which does not constitute nominal assets under subsection (1) of Rule 12b-2. The Company also has substantive operations as a result of the testing of its products, ongoing discussions with several of the largest global beverage companies to purchase the Company’s products, the continuing construction of its pilot plant in leased space and ongoing research and development. Since the Company has substantive operations, it does not meet the condition of subsection (2), the second part of the conjunctive test of Rule 12b-2. Accordingly, the Company is not a shell company within the meaning of Rule 12b-2.

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2. Please disclose whether you have any current plans, arrangements, discussions or intentions, whether written or oral, to engage in a merger or acquisition with an identified or unidentified company or person to be used as a vehicle for a private company to become a reporting company.

Company response: On page 4, the Company has disclosed that it does not have any current plans, arrangements, discussions or intentions, whether written or oral, to engage in a merger or acquisition with an identified or unidentified company or person to be used as a vehicle for a private company to become a reporting company.

3. We note your use of industry jargon and scientific terms and processes not likely to be readily understood by persons not familiar with your industry. Please note that the disclosure in your description of business and summary section should be written using plain English principles and should avoid such terms to the extent possible. Please revise to provide succinct descriptions of your process, technology and plans.

Company response: The Company has added disclosure to pages 2 and 5, removed a sentence in the third paragraph on page 6, and removed three paragraphs on page 7, in response to this comment.

4. Please provide your analysis of how you determined that you qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012. Alternatively, please remove such references and disclosure. Please refer to SEC Jumpstart Our Business Startups Act Frequently Asked Questions, Question (2), available at: https://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

Company response: The Company has removed all references and disclosure related to the Jumpstart Our Business Startups Act of 2012. Please see pages 12, 13 and 19.

Item 1.01 Entry into a Material Definitive Agreement, page 2

5. Revise your disclosure to explain how the parties, namely Messrs. Kouta, Sajid and Solomita, were introduced and the reasons why the parties decided to proceed with this transaction and this particular structure at this time. In addition, please identify any third parties or promoters that participated in arranging or facilitating the transaction and disclose benefits received for their roles.

Company response: The Company has added disclosure to page 3 in response to this comment.

6. Please clarify what you mean by “[t]he commercialization of our depolymerization technology.” We note your disclosure on page 3 summarizing your depolymerization process. Do you intend to market this process and provide the resulting chemicals to customers? If so, please clearly state your intention. If not, please elaborate to clarify your specific business intentions.

Company response: The Company has added disclosure to pages 2 and 4, to disclose that commercialization will consist of selling depolymerized PET, and could, secondarily, the licensing of our depolymerization technology.

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Description of Business

Overview of Loop Holdings, page 4

7. Please disclose the material terms and obligations of each party to the Intellectual Property Assignment Agreement. In addition, in your response letter, please tell us under what circumstances may the Assignor, Mr. Hatem Essaddam, reclaim the intellectual property rights. Lastly, please refile the agreement in its entirety as required by Item 601(b)(10) of Regulation S-K.

Company response: The Company has included the requested disclosure on page 4 and believes that circumstances under which the Assignor, Hatem Essaddam, could reclaim the intellectual property rights would be limited to a court which would provide an equitable remedy of reassigning the intellectual property for a breach of the agreement, though the Company does not foresee what claim would give rise to such a remedy since the Company has made all payments due under the agreement to Mr. Essadam.

Depolymerization of Plastics and Breaking Down Polymers into Monomers, page 5

8. Please provide independent and objective support for your statements throughout this section. By way of example only, please revise to disclose support for statements relating to the manufactured materials and plastics industries on page 5, and the environmental impact, demand and price for the chemicals that you anticipate producing on page 6. Otherwise, please remove these and other similar statements.

Company response: The Company has removed the referenced section on page 5.

9. Please remove the statement, “[f]or us, most notably, it is a significant revenue and profits generator.”

Company response: The Company has removed the referenced statement, on page 5.

Depolymerization, page 7

10. Please explain the procedures and standards used to determine that the terephthalic acid and ethylene glycol tested are of “industrial grade purity.” If true, please make clear that your conclusions rely solely upon your own findings, not that of an independent outside party. Furthermore, please explain what “industrial grade purity” means.

Company response: The Company has disclosed the procedures and standards used to determine that the terephthalic acid and ethylene glycol of “industrial grade purity” on page 7. Furthermore, the Company has explained that “industrial grade purity” means that the PTA and EF are suitable for use in commercial beverage bottles.

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Government Regulation and Approvals, page 8

11. Please confirm whether or not you may be subject to any government regulations relating to the conversion of waste into chemicals.

Company response: The Company had added disclosure to page 8 in response to this comment.

Risk Factors, page 9

12. Please update your financial risk related disclosures through the period May 31, 2015.

Company response: The Company has updated its risk disclosures through the period May 31, 2015 on page 9.

13. Please tell us whether Messrs. Solomita and Danks engage in business activities outside the company. If so, please include a separate risk factor and discuss whether such activity could create a material risk of conflicts of interest with the company, and if so, how such conflicts will be resolved.

Company response: While Mr. Solomita is the beneficial owner of 8198381 Canada Inc., he does not devote substantive time to his ownership or operation of that entity. Mr. Danks is a director of two private companies and does not believe that his duties in those positions conflict with his duties as a director at the Company. Accordingly, the Company has decided to not add a risk factor since it does not believe that there is a material risk of conflicts of interest.

Risks Relating to our Company, page 9

14. Please include a separate risk factor addressing the material terms and risks involving your Intellectual Property Assignment Agreement. Please refer to comment 7.

Company response: The Company has added a risk factor to page 10 in response to this comment.

15. Please revise to combine repetitive risk factors, for example, “We may not be able to execute our business plan or stay in business without additional funding,” on page 9, and “We may not be able to execute our business plan or stay in business without additional funding,” on page 10. Likewise, the risk factor addressing possible loss of Mr. Solomita’s services on page 11 is essentially the same as that found on page 12. Please revise.

Company response: The Company has removed risk factors on page 9 (beginning with “[w]e may not be able to . . . .”), page 9 (beginning with “[t]here is uncertainty . . . .”), and page 12 (beginning with, “[w]e are dependent . . . .”).

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Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Liquidity and Capital Resources, page 19

16. Please disclose the details of your recent capital transactions so that it is transparent to readers how you obtained a cash balance of $1.9 million as of June 15, 2015.

Company response: The Company has added disclosure to page 19 in response to this comment.

Directors and Executive Officers, page 26

17. Please tell us whether Mr. Solomita still owns, operates or does business with SMH Recycling.

Company response: Yes, Mr. Solomita still owns SMH Recycling, which is a d/b/a for 8198381 Canada Inc.

18. Please revise to include Mr. Danks’ business experience and principal occupations and employment during the past five years. Refer to Item 401(e) of Regulation S-K.

Company response: The Company has revised Mr. Danks’s biography on page 27 in response to this comment.

Executive Compensation, page 28

19. Please disclose in footnote (5) the purpose for the payment of $50,000 of compensation to 8198381 Canada Inc. Refer to Item 402(n) of Regulation S-K.

Company response: The Company has added disclosure in response to this comment on page 20.

Market Price and Dividends on Our Common Equity and Related Stockholder Matters

Market Information, page 32

20. The reported prices for your stock, between September 2014 and March 31, 2015, appear to be incorrect. Please revise.

Company response: The Company reported the bid prices as reported by the OTC Markets Group, Inc., and therefore, has not changed its disclosure.

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Exhibit 99.1- Loop Holdings Financial Statements

21. Please update to include the interim period through May 31, 2015. Additionally, update your pro forma information as well.

Company response: The Company has updated the financial statements on Exhibit 99.1 to include the interim period through May 31, 2015. Additionally, the Company has updated its pro forma information.

Note 6 – Commitments and Contingencies, page F-20

Accounting Treatment of the Consideration

22. We note you entered into 12-month consulting agreements commencing December 1, 2014 and issued 890,000 shares valued at $712,000 which were fully-vested and fully earned. Explain to us why you immediately recognized as an expense the full value of the consideration paid and did not record it as a prepaid expense, to be recognized over the term of the consulting agreements. We refer you to the guidance in ASC 505-50-25-4 and 25-7.

Company response: The Company immediately recognized as an expense the full value of the consideration paid on the date of grant due to the fact that these shares are fully-vested, fully earned, and non-forfeitable.

Note 9 – Subsequent Events, page F-23

23. Please disclose within the last paragraph on page F-23 how you will account for the shares of First American Group that were outstanding at the time of the merger with Loop Holdings, Inc., i.e. the unredeemed shares, and advise us.

Company response: The disclosure has been updated within the last paragraph on page F-23 as to how the Company will account for the shares of First American Group that were outstanding at the time of the merger with Loop Holdings, Inc.

Exhibit 99.2

Pro Forma Combined Statement of Operations, page 3

24. Since the merger of First American Group and Loop Holdings is a capital transaction in substance, and not a business combination, it is unclear why you are presenting a pro forma income statement giving effect to it. Please remove the pro forma income statement from your filing or explain to us why it is appropriate to include this information.

Company response: The pro forma income statement has been removed.

The letter from the Company requested by the Staff in its July 27, 2015, letter is attached hereto. Please contact the undersigned if you have further comments or questions.

Very truly yours,

/s/ Thomas E. Puzzo
Thomas E. Puzzo

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First American Group Inc.

1999 Avenue of the Stars, Suite 2520

Los Angeles, California 90067

September 18, 2015

VIA EDGAR

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First American Group Inc. Form 8-K Filed June 30, 2015 File No. 000-54768

Dear Mr. Spirgel:

First American Group Inc. (the “Company”) respectfully hereby submits the information in this letter in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 27, 2015.

The company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the referenced filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FIRST AMERICAN GROUP INC.

/s/ Daniel Solomita
President

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